

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2017

Hugh Griffith
Chief Executive Officer
NuCana BioMed Ltd
251 Little Falls Drive
Wilmington, DE 19808

Re: NuCana BioMed Ltd
Amendment No. 1 to
Draft Registration Statement on Form F-1
Submitted August 4, 2017
CIK No. 0001709626

Dear Mr. Griffith:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 24, 2017 letter.

DRS/A submitted 08/04/2017

Overview, page 1

1. We note your response to prior comment 2. However, the current Summary disclosure creates the impression that the FDA is likely to approve your candidate based on these early trials even though the results "may not meet the level of statistical significance required by the FDA or comparable regulatory authorities for marketing approval."

Therefore, while we will not object if you discuss the control rates in the business section with proper context, the Summary discussion is inappropriate. Please revise accordingly.

Business, page 84

2.   We note your response to prior comment 10 and the amended disclosure that "in vitro cytotoxic activity of NUC-7738 had more than 50 times greater anti-cancer activity than cordycepin." Please put this selected information into its full and proper context by providing the specific details and parameters of the study from which this data was drawn, including clinical endpoints, duration of treatment, comparison against placebo or standard treatment, metrics utilized, statistical significance, etc. Without this contextual information, it may be difficult for the reader to draw an accurate and balanced assessment of these favorable results. If you cannot provide this information, please delete the reference.

Notes to the Consolidated Financial Statements
2. Significant Accounting Policies
Intangible Assets, page F-10

3.   Please address the following regarding your response to prior comment 15:

• Tell us how you considered the impact of the relevant inherent uncertainties including regulatory approval, commercialization, pricing, and competition as they affect your ability to reliably determine a pattern of future economic consumption, such that a pattern other than straight-line is appropriate pursuant to paragraph 97 of IAS 38.
• You state in your response to comment 15 that reverse sum of the years digits reflects the increasing consumption of the economic benefit of the patent as the product candidate approaches expiry. However, you appear to have only considered the commercial value of potential product revenue from the products the patents support, which is contingent upon a significant number of factors culminating in regulatory approval and significant market usage at favorable pricing. Tell how you considered the rebuttable presumption in paragraph 98A of IAS 38 that an amortization method that is based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate. As part of your consideration, specifically address how you considered the early development stage of your product candidates, including the uncertainty of regulatory approval which would be required for any future product revenue.
• To the extent you are able to overcome the rebuttable presumption noted above, tell us how your amortization method reflects a similar inherent economic value to the patents during the development period, such as allowing for the research and development of candidates subject to the patent and/or keeping other entities from commercializing products with similar underlying technologies. Clearly explain how you weighted this current economic value against the probabilities of future commercialization in determining your amortization methodology.

      You may contact Keira Nakada at (202) 551-3659 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Adam Davey